

06008186

COMMISSION 199
...gton, D.C. 20549

RECEIVED
MAR - 3 2006
WASHINGTON D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-05_____ AND ENDING____12-31-05_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:.   Corp,

   FIRST TITAN FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   3613 W. PIONEER PARKWAY,   SUITE C

                              (No. and Street)

ARLINGTON   TX   76013
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   JACK L. SHARP   (972) 317-9575
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   DANCE, BIGELOW, SHARP & CO., LLP

                    (Name – if individual, state last, first, middle name)

   2300 HIGHLAND VILLAGE ROAD, SUITE 650   HIGHLAND VILLAGE,   TX   75077
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____DIANE HILEK_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____FIRST TITAN FINANCIAL, ~~INC~~ Corp_____ , as

of _____DECEMBER 31_____, 20_05_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of First Titan Financial, Inc.

We have audited the accompanying statements of financial condition of First Titan Financial, Inc. (a Texas corporation) as of December 31, 2005 and 2004 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Titan Financial, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 28, 2006

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

FIRST TITAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash	$ 10,823	$ 15,740
Accounts receivable - affiliate	-	7,500
Accounts receivable - employees	4,500	4,900
Accounts recivable - income tax	4,096	4,096
Prepaid registration fees	13,315	13,042
Total current assets	32,734	45,278
TOTAL ASSETS	$ 32,734	$ 45,278

LIABILITIES AND STOCKHOLDER EQUITY

	2005	2004
CURRENT LIABILITIES:		
Payroll taxes payable	$ 2,523	$ 4,413
Accrued professional fees	-	7,500
Total current liabilities	2,523	11,913
STOCKHOLDER EQUITY :		
Common Stock, $2 par value, 100,000 shares authorized,		
5,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	15,000	15,000
Retained earnings	5,211	8,365
Total stockholder equity	30,211	33,365
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 32,734	$ 45,278

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE		
Commission income	$ 147,123	$ 112,467
OPERATING EXPENSES:		
Compensation	342,752	282,888
Taxes	18,287	8,247
Contract labor	5,300	-
Professional fees	5,359	9,347
Regulatory fees and expenses	13,822	10,443
Office expense	16,197	4,639
Rent expense	18,225	18,371
Communication	12,624	10,450
Other expenses	8,819	16,917
Expenses reimbursed by related party	(291,108)	(252,120)
Total Operating Expense	150,277	109,182
INCOME (LOSS) FROM OPERATIONS	(3,154)	3,285
Interest income	-	-
Total Other Income	-	-
INCOME (LOSS) BEFORE INCOME TAXES	(3,154)	3,285
PROVISION (BENEFIT) FOR INCOME TAXES		
Current	-	-
NET INCOME (LOSS)	$ (3,154)	$ 3,285

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
AS OF DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2003	$ 10,000	$ 15,000	$ 5,080	$ 30,080
Net income			3,285	3,285
BALANCE, DECEMBER 31, 2004	10,000	15,000	8,365	33,365
Net loss			(3,154)	(3,154)
BALANCE, DECEMBER 31, 2005	$ 10,000	$ 15,000	$ 5,211	$ 30,211

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities -		
Net income (loss)	$ (3,154)	$ 3,285
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(2,392)	(804)
Prepaid expenses	(4,369)	4,077
Accounts payable	4,610	1,239
Accrued expenses		
Net change in cash	(5,305)	7,797
Cash at the beginning of the year	16,128	7,943
Cash at end of year	$ 10,823	$ 15,740

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

	2005	2004
Interest	$ -	$ -
Income Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

The Company had no liabilities subordinated to creditors at December 31, 2005, nor at December 31, 2004.

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

First Titan Financial, Inc. (the Company), a Texas Corporation was incorporated in September 1995. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD). The Company sells undivided working interests in oil and gas properties to the general public.

Method of accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. There were no deferred tax assets or deferred tax liabilities at December 31, 2005 or December 31, 2004.

Adoption of SFSA No. 130 –

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

FIRST TITAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

2) **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $5,396, which was $396 in excess of the required net capital of $5,000. At December 31, 2004, the Company had net capital of $12,330, which was $7,330 in excess of the required net capital of $5,000.

3) **RELATED PARTY TRANSACTIONS**

All of the Company's revenues were generated from an affiliated company: Titan Oil & Gas Corporation. These companies have common ownership. Accounts receivable at December 31, 2005 and December 31, 2004 were $7,000 and $7,500 respectively. The Company was reimbursed $298,108 during 2005 and $252,120 during 2004 for operating expenses.

4) **ECONOMIC DEPENDENCY**

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas working interest marketed by the Company. The loss of this origination could have a material adverse effect on the Company.

5) **NET OPERATING LOSS CARRYFORWARD**

The Company sustained net operating losses for the years ended December 31, 2003 and December 31, 2005. A portion of the loss from 2003 was carried back to 2002 resulting in a federal tax refund of $4,096 leaving a balance to carryforward to 2004 of $6,117. The Company used a portion of the 2003 loss carryforward to eliminate federal income tax for the year ended December 31, 2004. The remaining balance of the 2003 net operating loss and the net operating loss from 2005 will be carried forward to offset future income. The amount of loss carryforward at December 31, 2005 was $5,986. If not used, $2,832 of the loss carryforward which will expire at December 31, 2023 and $3,154 of the loss carryforward will expire December 31, 2025. Management believes that the loss carryforward will be utilized to offset future earnings.

6) **CHANGE IN ACCOUNTING POLICY**

The Company changed its policy of accruing the annual audit fee because it was determined that the accrual was not required since these financial statements are reflective of transactions that had occurred as of December 31.The financial statements as of December 31, 2004 were not revised to reflect this change in accounting policy.

1. <u>Computation of net capital and aggregate indebtedness under Rule 15c3-1</u>

Excess net capital		
Total stockholder equity	$	30,211
Less non-allowable assets:		
Prepaid taxes		4,096
Accounts receivable-employee		4,500
Prepaid registration fees		13,315
Net capital		8,300
Minimum net capital required		5,000
Excess (deficit) net capital	$	3,300
Aggregate indebtedness to net capital:		
Current liabilities	$	9,523
Aggregate indebtedness	$	9,523
Ratio: aggregate indebtedness to net capital		1.15

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2005 FOCUS Report is as follows:

December 31, 2005 FOCUS Report:	$	8,198
increase in nonallowable assets		(4,696)
Decrease in net loss		4,798
December 31, 2005 Net Capital	$	8,300

2. <u>Computation for determination of reserve requirements under Rule 15c3-3</u>

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15cc3-3.

3. <u>Information relating to the possession or control requirements under Rule15c3-3</u>

The Company has not complied with the exemptive requirements of Rule 15c3-3. The Company did not maintain possession or control of any customer funds or securities as of December 31, 2005.

The accompanying notes are an integral part of these financial statements.



Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Titan Financial, Inc.
Arlington, Texas

In planning and performing our audit of the financial statements of First Titan Financial, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> 1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
> 2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co, L.L.P

Highland Village, Texas
February 28, 2006